Exhibit 99.1

Dear Fellow Shareholders,

You are cordially invited to attend the Annual General Meeting (the “Meeting”) of the shareholders of monday.com Ltd. (the “Company,” or “we”, or “our”), to be held at 6:00 p.m., Israel time, on August 6, 2026, at our offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel. The matters to be acted upon at the Meeting are described in the notice and proxy statement appearing on the following pages. Only shareholders who held shares at the close of business on June 26, 2026 are entitled to vote. The Board of Directors of the Company recommends a vote “FOR” each matter set forth in the notice.

monday.com is at an inflection point. We have rebuilt our platform around a single organizing principle: people and Al agents, working together to get work done. The platform does not just help teams manage work — it executes it.

At the center of the platform are monday agents: Al built natively into monday.com that any team member can configure, deploy, and direct, with no technical background required. Our agents draw on live data across every department, every workflow, and every priority, operating inside the same permissions, security, and governance our customers already trust. They draft, qualify, close, onboard, and process, around the clock, under human supervision. This change defines what monday.com is building toward.

The financial foundation supporting this transformation is strong. In 2025, we crossed $1 billion in revenue for the first time, growing 27% year-over-year to $1.232 billion, while delivering GAAP net income of $118.7 million including a one time non cash tax benefit from reversal of valuation allowance in the amount of $61.1 million and $333.6 million in net cash provided by operating activities. In Q1 2026, we had $351.3 million in revenue, record GAAP and non-GAAP operating income, and raised our full-year 2026 revenue guidance to $1.47 billion (at the midpoint), reflecting confidence in the business even as we invest heavily in the Al Work Platform. We ended Q1 2026 with over 4,500 enterprise customers with more than $50,000 in ARR1, growing 32% year-over-year, and 99 customers above $500,000 in ARR, growing 74%.

This year’s Annual General Meeting includes the approval of a Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as well as the approval of compensation terms for our Co-Chief Executive Officers and non-employee directors. These are consequential matters for our shareholders, and we want to be transparent about how we have approached them.

The Compensation Policy is the governance framework that sets the boundaries and principles for how we pay our Executive Officers and Directors. It defines the mix of fixed and variable pay, the structure of equity awards, and the limits on severance and other benefits.

The approval of compensation terms for our Co-CEOs and non-employee directors reflects the Compensation Committee’s assessment of what is appropriate for the current stage of the business — a company that has crossed $1 billion in revenue, is executing a significant platform transformation, and competes for talent in a global market. The Compensation Committee’s objective throughout has been straightforward: ensure that pay reflects performance and that the overall compensation is competitive enough to retain the people who are driving this business forward.

[1] Refer to Exhibit A for definitions of key performance indicators.	2026 Proxy Statement - 01

The Board of Directors believes the proposals presented at this meeting support monday.com’s long-term strategy and are in the best interests of shareholders. The proposed compensation and equity-related matters are designed to reinforce accountability, retain key talent, and align incentives with durable growth, multi-product adoption, Al execution, operating leverage, and long-term shareholder value.

Whether or not you plan to attend the Meeting, please sign, date, and mail the enclosed proxy card or vote by telephone or internet in accordance with the instructions on your proxy card. We are grateful for your continued trust. The platform we are building today is the one we have been building toward since 2012.

Jeff Horing

Chair of the Board of Directors

2026 Proxy Statement - 02

Special note regarding forward-looking statements

In addition to historical facts, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to effectively manage the scope and complexity of our business following years of rapid growth, increasing operating expenses, and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenue from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products, or third-party applications offered on our app marketplace or interruptions or performance problems associated with the technology or infrastructure underlying our platform; risks related to artificial intelligence (“Al”) and machine learning; our ability to attract customers, grow our retention rates, expand usage within organizations, including cross-selling and upselling and sell subscription plans; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and direct sales capabilities; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with scrutiny related to environmental and social matters; our dependence on founders and other key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on web search engines, both traditional and Al generated, to direct traffic to our website; interruptions or delays in service from third parties or our inability to plan and manage interruptions; risks related to security incidents and unauthorized access to our or our third-party vendors’ systems, networks or data or the data of users and organizations on our platform; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating Al; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to realize deferred tax assets or requirements to collect sales or other indirect taxes; our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to conflicts in the region and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our repurchase program, including an inability to guarantee the amount of repurchases of our ordinary shares that will occur, if any, or that our repurchase program will enhance long-term shareholder value; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other statements described in our annual report on Form 20-F, including in “Part 6 - Risk Factors,” as updated by subsequent reports filed with the U.S. Securities and Exchange Commission (“SEC”). You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The estimates and forward-looking statements contained herein speak only as of the date hereof. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

2026 Proxy Statement - 03

The Al Work Platform

During 2026, the Company has rebuilt its platform from the ground up around a single organizing principle: people and Al agents working together to get work done — across every team, every department, and every type of business.

monday agents are built directly into the platform’s data layer, operating within the permissions, security, and governance structures each customer already has in place. Because they run on live operational data rather than a separate Al layer, they can take action across workflows — drafting, qualifying, routing, processing — continuously and under human oversight, without requiring customers to stitch together external tools in order to realize value.

In May 2026, the Company also introduced one-click connectors to leading Al platforms, allowing customers to bring their preferred Al models into existing workflows as they wish. Alongside this, monday.com expanded its Al ecosystem with access to multiple large language models through the monday Al Platform Gateway, new Al-powered development tools in monday vibe, and a redesigned mobile app where Sidekick and agents work together in a single interface.

[2] Refer to Exhibit A for a reconciliation to the most directly comparable GAAP financial measure.	2026 Proxy Statement - 04

In 2025, monday.com crossed $1 billion in revenue for the first time — a milestone that reflects both the scale of the business and the discipline with which it has been built. Revenue of $1,232 billion represented 27% growth year-over-year. GAAP net income reached $118.7 million, and net cash provided by operating activities of $333.6 million supported continued investment and $135 million in share repurchases during the year.

Q1 2026 extended the momentum: $351.3 million in revenue (+24% year-over-year), record GAAP and non-GAAP operating income, and $104.7 million in net cash provided by operating activities. The Company holds $1.2 billion in cash and marketable securities as of March 31, 2026. Full-year 2026 revenue guidance (raised following Q1) stands at $1.47 billion (at the midpoint), reflecting management’s confidence in sustained growth as the Al Work Platform scales.

monday.com’s enterprise motion continues to be the primary growth driver. Customers above $500,000 in ARR — the largest enterprise accounts — grew 74% year-over-year as of the end of Q1 2026, underscoring the depth of monday.com’s penetration into mission-critical workflows at scale. Enterprise customers now represent more than 42% of total ARR as of the end of Q1 2026. Net dollar retention for this cohort stands at 116% as of the end of Q1 2026, reflecting consistent expansion as customers adopt additional products and deepen usage.

2026 Proxy Statement - 05

The AI work platform

monday.com is an AI Work Platform, built around a unified layer of AI capabilities: monday agents, monday vibe, monday sidekick, and monday workflows.

Each of these AI capabilities enhance the core products and are built for every team across an organization. The product suite is designed to be adopted incrementally: customers typically begin with one product and expand to others as they recognize the value of a unified platform for different teams and functions.

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OneAI Acquisition and Seats-Plus-Credits Pricing Model

In Q1 2026, monday.com agreed to acquire OneAI, adding voice agent capabilities and further extending the reach of the AI Work Platform. The company also launched a new seats-plus-credits pricing model that ties revenue growth more directly to AI usage, positioning monday.com to benefit as AI takes on more of the work its customers do.

Agent powers

2026 Proxy Statement - 06

monday.com Ltd.

6 Yitzhak Sadeh St.

Tel Aviv 6777506, Israel

NOTICE OF ANNUAL GENERAL MEETING OF

SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of monday.com Ltd. (the “Company.” “we” or “our”) will be held at 6:00 p.m., Israel time, on August 6, 2026, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, for the following purposes:

1.	to re-elect Mr. Eran Zinman, Mr. Aviad Eyal and Ms. Petra Jenner as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2029, and until their successors are duly elected and qualified;

2.	to approve the Compensation Policy for Executive Officers and Directors;

3.	to approve the Co-CEO Compensation Package;

4.	to approve the Non-Employee Director Compensation Package; and

5.	to re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals, members of the Company’s management will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

The Board of Directors unanimously recommends that you vote “FOR” each of the above proposals, which are described in the accompanying proxy statement.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders of record at the close of business on June 26, 2026 are entitled to vote at the Meeting.

The approval of Proposal No. 2, and in the event Proposal No. 2 is not approved, also the approval of Proposal No. 3 and Proposal No. 4, is further subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares, no par value (“Shares”) that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

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For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. For the purpose of Proposal No. 3 and Proposal No. 4, in each case, in the event Proposal No. 2 is not approved, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. For the purpose of a holding, two or more persons holding voting rights in the Company, each of which has a personal interest in the approval of the transaction being brought for approval of the shareholders of the Company, will be considered to be joint holders.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company of whether such shareholder is a controlling shareholder or has a personal interest in the approval of Proposal No. 2 and Proposal No. 3 and Proposal No. 4, in the event Proposal No. 2 is not approved (each such shareholder, an “Interested Shareholder”). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in such Proposals (other than our Directors, Executive Officers and their relatives in Proposal No. 2, our Co-CEOs and their relatives in Proposal No. 3 and our non-employee directors and their relatives in Proposal No. 4, in case of Proposal Nos. 3 and 4, in the event Proposal No. 2 is not approved, and therefore none should be deemed an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 2, and Proposal No. 3 and Proposal No. 4, in the event Proposal No. 2 is not approved) please notify Ms. Shiran Nawi, Chief People and Legal Officer, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or by email at ir@monday.com. If your Shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

THE SHAREHOLDERS’ VOTE WITH RESPECT TO THE APPROVAL OF PROPOSAL NO. 2, AND PROPOSAL NO. 3 AND PROPOSAL NO. 4, IN THE EVENT PROPOSAL NO. 2 IS NOT APPROVED, IS BINDING UNDER ISRAELI LAW AND NOT MERELY ADVISORY, UNLIKE THE “SAY-ON-PAY” VOTES IN PROXY STATEMENTS FOR U.S. DOMESTIC COMPANIES.

2026 Proxy Statement - 08

In special circumstances prescribed by the Israeli Companies Law 5759-1999, and regulations promulgated thereunder, and subject to certain conditions, the Compensation Committee and Board of Directors may nonetheless approve Proposal No. 2 even if shareholders have voted against their approval, provided they determine, based on detailed arguments, that such approval is in the best interest of the Company.

A proxy statement describing the matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be available on or about July 2, 2026 to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (“SEC”) under cover of Form 6-K and will be available at https://ir.monday.comI and on the SEC’s website at www.sec.gov. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on August 5, 2026, or to our offices, to the attention of Ms. Shiran Nawi, Chief People and Legal Officer, no later than 8:00 a.m. (Israel time) on August 6, 2026. Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other nominee, must either direct the record holder of their shares on how to vote their shares or obtain and submit a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder. You should follow the directions provided by your bank, broker, or other nominee regarding how to instruct them to vote your shares.

By Order of the Board of Directors,

Is/ Jeff Horing,

Chair of the Board of Directors

Tel Aviv, Israel

July 2, 2026

2026 Proxy Statement - 09

monday.com Ltd.

6 Yitzhak Sadeh St.

Tel Aviv 6777506, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, no par value (“Shares”), of monday.com Ltd. (the “Company.” “we” or “our”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (“Board of Directors”) for use at the Annual General Meeting of shareholders (“Meeting”) to be held at 6:00 p.m., Israel time, on August 6, 2026, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or at any adjournments or postponements thereof, pursuant to the accompanying notice of meeting (“Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.	to re-elect Mr. Eran Zinman, Mr. Aviad Eyal and Ms. Petra Jenner as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2029, and until their successors are duly elected and qualified;

2.	to approve the Compensation Policy for Executive Officers and Directors;

3.	to approve the Co-CEO Compensation Package;

4.	to approve the Non-Employee Director Compensation Package; and

5.	to re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (“Proposals”), the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

Board of Directors Recommendation

The Board of Directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described below.

Record Date

Only shareholders of record at the close of business on June 26, 2026, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided or to the Company’s offices or vote by telephone or over the internet in accordance with the instructions on your proxy card. As of May 31, 2026, the Company had outstanding 42,906,944 Shares (excluding treasury shares), each of which is entitled to one vote on each of the matters being voted on at the Meeting.

2026 Proxy Statement - 10

Quorum and Adjournment

Pursuant to our Amended and Restated Articles of Association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting power. A meeting adjourned for lack of a quorum will generally be adjourned (i) to the same day of the following week at the same time and place, (ii) to such day, time and place if so specified in the notice of the meeting, or (iii) to such day, time and place as the Chairperson of the Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Amended and Restated Articles of Association, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions and Broker Non-Votes

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker, or other nominee holding shares for a beneficial owner is present in person or by proxy at the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. However, absent specific instructions from the beneficial owner of the shares, banks, brokers, or other nominees are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. Proposal No. 1, the re-election of our Class II directors. Proposal No. 2 the approval of our Compensation Policy for Executive Officers and Directors, Proposal No. 3, the approval of the Co-CEO Compensation Package, and Proposal No. 4, the approval of the Non-Employee Director Compensation Package, are considered to be non-routine, and Proposal No. 5, the re-appointment of independent auditors and authorization of the Board of Directors to fix their remuneration (with power of delegation to its audit committee) is considered to be routine. Thus, if you hold your Shares in “street name” and do not provide your bank, broker or other nominee with specific instructions regarding how to vote on Proposal No. 1, Proposal No. 2, Proposal No. 3, and Proposal No. 4, your bank, broker, or other nominee will not be permitted to vote your Shares on the Proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Shares through a bank, broker, or other nominee to instruct its bank, broker, or other nominee how to vote its Shares, if the shareholder wants its Shares to count for all Proposals.

Voting Requirements

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal No. 2, and in the event Proposal No. 2 is not approved, also the approval of Proposal No. 3 and Proposal No. 4, is further subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

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For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. For the purpose of Proposal No. 3 and Proposal No. 4, in each case, in the event Proposal No. 2 is not approved, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. For the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the shareholders of the Company will be considered to be joint holders.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the approval of Proposal No. 2, and Proposal No. 3 and Proposal No. 4, in the event Proposal No. 2 is not approved (each such shareholder, an “Interested Shareholder”). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. The Company considers it highly unlikely that any of its shareholders is a controlling shareholder or has a personal interest in such Proposals (other than our Directors, Executive Officers and their relatives in Proposal No. 2, our Co-CEOs and their relatives in Proposal No. 3 and our non-employee directors and their relatives in Proposal No. 4, in case of Proposal Nos. 3 and 4, in the event Proposal No. 2 is not approved), and therefore none should be deemed an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 2, and Proposal No. 3 and Proposal No. 4, in the event Proposal No. 2 is not approved) please notify Ms. Shiran Nawi, Chief People and Legal Officer, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or by email at ir@monday.com. If your Shares are held in “street name” by your broker, bank, or other nominee and you are an Interested Shareholder, you should notify your broker, bank, or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

If the Company determines that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”).

Apart from for the purpose of determining a quorum, broker non-votes and abstentions will not be counted as represented and voting in person or by proxy. On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are voted on such matter will be counted toward determining whether shareholders approved the matter.

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Shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Voting Procedures

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelope or to the Company’s offices, or to vote by telephone or over the internet in accordance with the instructions on your proxy card. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Beneficial Owners

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker, or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain and submit a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof that such record holder held the Shares on the record date. If you are a beneficial owner whose Shares are held through a bank, broker, or other nominee, you should follow the directions provided by your bank, broker, or other nominee regarding how to instruct them to vote your Shares. It is important for a shareholder that holds Shares through a bank, broker, or other nominee to instruct its bank, broker, or other nominee how to vote if the shareholder wants its Shares to be voted on all Proposals.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed, or mail the proxy card to the Company’s offices. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal (although, as described under “Quorum and Adjournment” above, they will be counted for the purpose of determining a quorum).

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). Shareholders who hold shares in “street name” should follow the directions of, or contact the bank, broker, or other nominee if they desire to revoke or modify previously submitted voting instructions.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least five percent of the outstanding voting rights of the Company may submit to the Company a proposal on the election of a candidate to the Board of Directors or removal of a director therefrom, and any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting unrelated to the election of a candidate to the Board of

2026 Proxy Statement - 13

Directors or removal of a director therefrom, to the Company’s offices, c/o Ms. Shiran Nawi, Chief People and Legal Officer, at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or by email at ir@monday.com, no later than July 9, 2026. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than July 16, 2026, which will be furnished to the SEC on Form 6-K, and will be made available to the public at https://ir.monday.com/ and on the SEC’s website at http://www.sec.gov.

Voting Results

The final voting results will be tallied by the Company’s Chief People and Legal Officer based on the information provided by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC and will be made available to the public at https://ir.monday.com/ and on the SEC’s website at http://www.sec.gov.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be made available to shareholders on or about July 2, 2026 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees, or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling, and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on August 5, 2026, or to our offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, to the attention of Ms. Shiran Nawi, Chief People and Legal Officer, no later than 8:00 a.m. (Israel time) on August 6, 2026. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at https://ir.monday.comI. The contents of that website are not incorporated by reference in this Proxy Statement and are not a part of this Proxy Statement.

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BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Shares, as of May 31, 2026, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding Shares;

•	each of our Directors and Executive Officers; and

•	all of our Executive Officers and Directors as a group.

Beneficial ownership of Shares is determined under the rules of the SEC and generally includes any Shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on 42,906,944 Shares outstanding as of May 31, 2026 (excluding treasury shares) and includes the number of Shares underlying options and warrants that are exercisable within 60 days from the date of May 31, 2026, or RSUs vesting within 60 days of May 31, 2026. Shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Shares. Neither our principal shareholders nor our Directors and Executive Officers have different or special voting rights with respect to their Shares. Unless otherwise noted below, the address of each shareholder listed below is 6 Yitzhak Sadeh St., Tel Aviv 6777506, Israel.

Shares Beneficially Owned

Name of Beneficial Owner	Number	%
Principal Shareholders
Capital World Investors(1)	3,286,461	7.7
Directors and Executive Officers
Roy Mann(2)	4,952,413	11.5
Eran Zinman(3)	1,756,123	4.1
Eliran Glazer(4)	40,434	*
Daniel Lereya(5)	77,562	*
Shiran Nawi(6)	49,008	*
Casey George(7)	7,755	*
Avishai Abrahami(8)	364,469	*
Aviad Eyal(9)	220,572	*

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Name of Beneficial Owner	Number	%
Jeff Horing(10)	204,961	*
Ronen Faier(11)	4,773	*
Gili lohan(12)	4,773	*
Petra Jenner(13)	1,207	*
All Executive Officers and Directors as a group (12 persons)	7,683,350	17.9

* Indicates ownership of less than 1%

(1) Based on the Schedule 13G filed by Capital World Investors with the SEC on February 13, 2026, Capital World Investors has sole voting power and sole dispositive power over 3,286,461 ordinary shares.

(2) Consists of (i) 4,825,490 ordinary shares held of record by Roy Mann, (ii) 126,207 ordinary shares subject to options held by Roy Mann that are exercisable within 60 days, of May 31, 2026, and (iii) 716 RSUs held by Roy Mann that vest within 60 days of May 31, 2026.

(3) Consists of (i) 1,653,079 ordinary shares held of record by Eran Zinman, (ii) 99,119 ordinary shares subject to options held by Eran Zinman that are exercisable within 60 days of May 31, 2026 and (iii) 3,925 RSUs held by Eran Zinman that vest within 60 days of May 31, 2026.

(4) Consists of (i) 19,292 ordinary shares held of record by Eliran Glazer, (ii) 16,907 ordinary shares subject to options held by Eliran Glazer that are exercisable within 60 days of May 31, 2026 and (iii) 4,235 RSUs held by Eliran Glazer that vest within 60 days of May 31, 2026.

(5) Consists of (i) 21,642 ordinary shares held of record by Daniel Lereya, (ii) 52,204 ordinary shares subject to options held by Daniel Lereya that are exercisable within 60 days of May 31, 2026 and (iii) 3,716 RSUs held by Daniel Lereya that vest within 60 days of May 31, 2026.

(6) Consists of (i) 18,170 ordinary shares held of record by Shiran Nawi, (ii) 27,698 ordinary shares subject to options held by Shiran Nawi that are exercisable within 60 days of May 31, 2026 and (iii) 3,140 RSUs held by Shiran Nawi that vest within 60 days of May 31, 2026.

(7) Consists of 7,755 RSUs held by Casey Goerge, that vest within 60 days of May 31, 2026.

(8) Consists of (i) 264,969 ordinary shares held of record by Avishai Abrahami, and (ii) 99,500 ordinary shares subject to options held by Avishai Abrahami that are exercisable within 60 days of May 31, 2026.

(9) Consists of 220,572 ordinary shares held of record by Aviad Eyal.

(10) Consists of 204,261 ordinary shares held of record by Jeff Horing.

(11) Consists of 4,773 ordinary shares held of record by Ronen Faier.

(12) Consists of 4,773 ordinary shares held of record by Gili lohan.

(13) Consists of 1,073 ordinary shares held of record by Petra Jenner, and 134 RSUs held by Petra Jenner that vest within 60 days of May 31, 2026.

As of May 31, 2026, WCM Investment Management, LLC which previously beneficially owned approximately 7.4% of our ordinary shares, respectively, no longer held more than 5% of our ordinary shares.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2025 by our five most highly compensated Executive Officers see “Compensation” beginning on page 152 of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 13, 2026 (the “Annual Report”), a copy of which is available on our website at https://ir.monday.com/.

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Corporate Responsibility and Sustainability

Corporate responsibility and sustainability matters are central to the Company’s identity, and the ‘monday.com way’ is applied to the challenges and opportunities they present.

•	Board oversight. The Board of Directors is majority independent. The Company reviews director independence and conducts Board of Directors self-assessments annually, and uses tailored onboarding to align new directors with our platform, priorities, and governance framework. The Board of Directors reflects a range of experience and expertise that is purpose-fit to our business strategy, including in enterprise software, venture capital and high-growth technology, go-to-market strategy, financial oversight, and global market expansion, which the Company believes leads to better-informed decisions and stronger oversight.

•	Committee structure. Oversight is distributed across four standing committees of the Board of Directors: Audit, Compensation, Nominating and Corporate Governance, and Corporate Responsibility and Sustainability — each operating under a formal charter. The Corporate Responsibility and Sustainability Committee oversees our environmental and social strategy and reviews our core programs, including environmental initiatives, inclusion and belonging, the monday.com Foundation, and our nonprofit initiatives.

•	Responsible Al. As part of the Company’s broader focus on ethical governance, there is a focus on responsible Al development and oversight. Al capabilities are built with attention to transparency, data privacy, and user control, and are aligned with the platform’s existing permission structures and data residency policies. The Company works with managed, enterprise-grade models that follow zero-retention policies, and does not use customer data to train Al models, nor are third parties allowed to do so.

•	Privacy and security. The Company builds privacy and security into products through a Privacy by Design and Privacy by Default approach. The data protection strategy and controls are based on international standards and industry best practices, such as ISO 27001, ISO 27018, and OWASP Top 10, and are subject to independent annual SOC 2 audits. The platform also includes HIPAA-compliant features and a Guardian add-on offering Tenant-Level Encryption, Bring Your Own Key, and Multiple SSO capabilities to support customers with heightened data protection requirements. The Company conducts red team assessments, penetration tests, attack simulations, and assume-breach simulations, and operates a bug bounty program. A dedicated privacy team builds and executes the Company’s privacy program, including conducting product and feature reviews, privacy and impact assessments, and supporting data protection and privacy-related requests.

•	Ethics and policies. The Company’s approach is anchored in clear, value-led policies, including a Code of Ethics and Conduct, Anti-Corruption Policy, Whistleblower Policy, and Vendor Code of Conduct.

•	The Company’s people and communities. Inclusivity is a core value, and the Company supports belonging through nine Employee Resource Groups available to all employees, leadership and management development programs, and employee wellness initiatives covering both physical and mental health. The Company also helps nonprofits scale their impact through monday for nonprofits and through the monday.com Foundation, an Israeli Public Benefit Company incorporated in 2024 that houses the Company’s Emergency Response Team and Tech School programs.

For more information regarding the Board of Directors, its committees, and the Company’s corporate governance practices, see “Board Practices” beginning on page 157 of the Company’s Annual Report.

2026 Proxy Statement - 17

PROPOSAL NO. 1

RE-ELECTION OF OUR CLASS II DIRECTORS

Background

At each annual general meeting of the Company’s shareholders, the election or re-election of Directors following the expiration of the term of office of the Directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election. The Company’s Directors are divided among the three classes as follows:

•	the Class I directors are Roy Mann, Gili lohan and Ronen Faier, and their terms will expire at the annual general meeting of shareholders to be held in 2028;

•	the Class II directors are Eran Zinman, Aviad Eyal and Petra Jenner, and their terms will expire at the Meeting; and

•	the Class III directors are Avishai Abrahami and Jeff Horing, and their terms will expire at the annual general meeting of shareholders to be held in 2027.

At the Meeting, shareholders will be asked to re-elect Eran Zinman, Aviad Eyal and Petra Jenner as Class II directors.

If re-elected at the Meeting, Eran Zinman, Aviad Eyal, and Petra Jenner will serve until the Company’s 2029 annual general meeting of shareholders, and until their successors have been duly elected and qualified, or until their office is vacated in accordance with the Amended and Restated Articles of Association or the Companies Law.

In accordance with the Companies Law, Eran Zinman, Aviad Eyal, and Petra Jenner have certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and have sufficient time to fulfill their duties as directors of monday.com, taking into account the size and special needs of monday.com. The Board of Directors has determined that each of Aviad Eyal and Petra Jenner is independent and that Aviad Eyal satisfies the additional requirements applicable to members of an audit committee and a compensation committee under SEC and Nasdaq corporate governance rules. Aviad Eyal currently serves on the Audit, Compensation, Nominating and Corporate Governance, and Corporate Responsibility and Sustainability Committees. Aviad Eyal will continue to serve on those committees subject to his re-election at the Meeting.

During 2025, all of the Company’s Directors attended at least 80% of the aggregate of the Board of Directors and applicable committee meetings.

The Nominating and Corporate Governance Committee of the Board of Directors recommended that Eran Zinman, Aviad Eyal, and Petra Jenner be re-elected at the Meeting as Class II directors for a term to expire at the Company’s 2029 annual general meeting of shareholders, and until their successors have been duly elected and qualified, or until their office is vacated in accordance with the Amended and Restated Articles of Association or the Companies Law. The Board of Directors approved this recommendation.

Biographical information concerning Eran Zinman, Aviad Eyal, and Petra Jenner is set forth below:

2026 Proxy Statement - 18

Eran Zinman is our Co-founder and has served as our Co-Chief Executive Officer (CEO) since 2020, as well as a member of our board of directors since 2018. He previously served as our Chief Technology Officer between 2012 and 2020. Eran previously served as the Research and Development Manager on the founding team of Conduit Mobile (now Como) at Conduit Ltd., as well as the Co-founder and CEO of Othersay. He holds a B.Sc. in Computer Science and Electrical Engineering from Tel Aviv University, Israel.

Eran Zinmann

Co-founder & Co-CEO,

monday.com

Aviad Eyal has served as a member of our board of directors since 2014. Aviad is the Co-founder of Entrée Capital and has served as its Managing Partner since 2011. Prior to that, he cofounded and built a number of successful startups over the course of 18 years. Aviad currently serves on the boards of directors of several privately held companies, including Prospa Group Ltd, Broadlume Inc., BlueWhite Robotics Ltd., and Rivery Ltd. Aviad holds a B.Sc. in Engineering from the University of Natal, South Africa.

Aviad Eyal

Independent Director

Petra Jenner has served as a member of our board of directors since 2024. Petra is currently Senior Vice President and General Manager for Europe, Middle East, and Africa (EMEA) at Splunk, where she oversees the company’s go-to-market strategy and growth in the region. Prior to Splunk, she held various executive positions of increasing responsibility during her six-year tenure at Salesforce and leadership roles with Microsoft, Checkpoint Software, and Pivotal. Based in Munich, she studied International Management at the Stanford Graduate School of Business in Singapore and holds a Master’s Degree in Business and IT.

Petra Jenner

Independent Director

Board of Directors Recommendation

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

(a)   “RESOLVED, that Eran Zinman be re-elected as a Class ll director, to serve until the Company’s 2029 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.”

(b)   “RESOLVED, that Aviad Eyal be re-elected as a Class II director, to serve until the Company’s 2029 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.”

(c)   “RESOLVED, that Petra Jenner be re-elected as a Class ll director, to serve until the Company’s 2029 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolutions.

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PROPOSAL NO. 2

APPROVAL OF THE COMPENSATION POLICY FOR
EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), all Israeli public companies are required to adopt a written compensation policy for their Executive Officers and Directors. The compensation policy sets the framework within which Executive and Director compensation is determined, establishing caps, guidelines, and boundaries. It is not a guarantee of any specific compensation outcome, and individual terms of engagement are determined on a case-by-case basis within its parameters.

The Company’s current Compensation Policy was adopted by its shareholders in May 2021 and became effective upon the Company’s initial public offering on the Nasdaq Global Select Market in June 2021 (the “IPO”). In reliance on the provision of the Companies Regulations (Relief Regarding the Obligation to Determine a Compensation Policy), 5773-2013 that permits a newly listed company to adopt an initial compensation policy for a term of up to five years, its shareholders approved the current policy for a five-year term. That term expired in June 2026. Following that initial five-year period, any subsequent shareholder approval of the compensation policy is valid for a term of up to three years under the Companies Law.

The Compensation Committee of the Board of Directors (the “Compensation Committee”) and Board of Directors have approved, and are recommending that the Company’s shareholders approve, a Compensation Policy for Executive Officers and Directors (the “Policy”) for a period of three years from its approval. The Policy is attached to this Proxy Statement as Exhibit B.

This proposal represents monday.com’s first compensation policy approval since its 2021 IPO, a milestone that reflects the Company’s substantial growth over that period. The Policy is designed to attract and retain the top talent needed for the Company’s next chapter, while applying a disciplined and responsible approach to compensation across its components.

Compensation Philosophy and Objectives

The Compensation Committee and Board of Director’s approach to Executive and Director compensation is guided by three principles.

First, compensation should be designed to attract, retain and motivate experienced and talented leaders who are expected to drive monday.com’s long-term success.

Second, the Compensation Committee and Board of Directors implemented key principles of a “pay-for-performance” philosophy by designing the executive compensation program to link a substantial portion of the Executives’ target total direct compensation to the achievement of financial and strategic performance objectives that directly correlate to the Company’s key objectives and the long-term enhancement of shareholder value. Therefore, variable compensation is split between performance-based and time-based components, with the structure weighted toward performance, if not equal.

Third, compensation levels are benchmarked annually against a relevant peer group approved by the Compensation Committee and positioned at the market median, reflecting a balanced and responsible approach to compensation.

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Within the first quarter of each year, the Compensation Committee and Board of Directors conduct a merit review for the executive team in order to determine the annual equity grants to be granted to each Executive, as well as the performance-based equity awards and annual bonus. At this time they also review whether any base salary increase is appropriate. The defined terms are made in alignment with the Company’s main objectives.

The Policy is designed to align the interests of the Company’s Executive Officers and Directors with the long-term interests of the Company and its shareholders, promote sustainable performance, and maintain consistency in the manner in which compensation is structured and administered across the organization.

Independent Compensation Advisors and Peer Group

The Compensation Committee engaged Meridian Compensation Partners (“Meridian”) to conduct an independent comprehensive review of the Company’s executive compensation program. This included a review of the peer group used for compensation benchmarking and advice to the Compensation Committee regarding market practices and trends, pay levels, and program design, such as the structure and competitiveness of base salary, annual incentive opportunities, long-term incentive design and mix, equity grant practices and levels, share usage, and related governance considerations. The Compensation Committee and Board of Directors retain full discretion and responsibility for executive compensation decisions. Meridian reported directly to the Compensation Committee, and the Compensation Committee determined Meridian to be independent.

For the purposes of benchmarking compensation, in December 2025, the Compensation Committee approved a peer group of 20 companies, supported by Radford, a business unit of Aon plc, a leading global provider of consulting services relating to human capital and compensation. Radford reported directly to the Compensation Committee, and the Compensation Committee determined Radford to be independent. The peer group was selected based on several parameters, including sector/industry, revenue, market capitalization, and headcount.

Peers are listed below:

AppFolio	BILL Holdings	BlackLine

Confluent	CyberArk	DocuSign

Dynatrace	Elastic	Freshworks

GitLab	Global-E Online	Hubspot

Klaviyo	MongoDB	Procore Technologies

Rubrik	Samsara	SentinalOne

Tenable Holdings	Wix.com

Equity Management and Dilution

The Compensation Committee and Board of Directors consider share-based compensation dilution as a key consideration. Hence, the Company is deliberately cautious with respect to maintaining low levels of dilution in relation to its share-based compensation plans, burn rate, and total cost of equity. The Company continues to demonstrate disciplined equity management and, as such, is committed to carefully managing its equity dilution levels, which is currently 9.94%.

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The Company’s equity incentive and employee share purchase plans include “evergreen” provisions permitting automatic annual increases to the share reserves, up to specified percentages of the Company’s outstanding shares per year. The Compensation Committee and Board of Directors treat these provisions as ceilings rather than entitlements, authorizing increases based on the Company’s actual hiring, retention, and incentive needs rather than automatically drawing the maximum amount available. From 2022 through 2025, the Company drew approximately 85% of the total evergreen capacity available over that period, electing in certain years to draw less than the full amount where existing reserves were sufficient to meet its needs. This needs-based approach reflects the Board of Directors’ ongoing commitment to responsible equity and share-based compensation management and to limiting dilution to shareholders.

The Company has demonstrated a strong commitment to returning excess capital to shareholders, repurchasing $870 million in ordinary shares — representing 10,486,207 shares, or approximately 20% of shares outstanding — from November 2025 through 2026, exceeding all equity units granted over that period. Because share repurchases reduce total shares outstanding, they mechanically increase dilution percentages as calculated by certain third parties. Adjusting for this effect by adding repurchased shares back to total shares outstanding, dilution as of July 1, 2026 would be reduced by 1.81% to 8.13%.

The Company’s burn rate for 2025 was 1.8%, calculated as the number of shares underlying equity awards granted during the year divided by total shares outstanding. On a three-year average basis (2023-2025), the Company’s burn rate was 1.9%. The Compensation Committee and Board of Directors consider these levels to be consistent with responsible equity management and reflective of the Company’s disciplined, needs-based approach to equity grants described above.

Performance Targets and KPI Structure

The Company’s Key Performance Indicators (“KPIs”) are designed to measure the most critical and strategic aspects of the Company’s performance.

KPI targets are determined by the Compensation Committee and Board of Directors on an annual basis. Both the annual bonus and the performance component of the annual equity grant are subject to the following payout mechanics: below threshold, no amount is earned; at threshold, a pro-rata portion of the annual bonus or the performance portion of the annual equity grant as applicable, will be earned in accordance with a payout scale, as determined by the Compensation Committee and Board of Directors; at target, the full amount of the annual bonus or the performance component of the annual equity grant as applicable, will be earned; above target both the annual bonus and performance component of the annual equity grants are eligible for payout up to 200% of target in accordance with a payout scale as determined by the Compensation Committee and Board of Directors.

Historically, the performance component of the annual equity grant and the annual bonus were determined by two distinct KPIs — one reflecting growth and another reflecting profitability. In 2026, these KPIs were revenue and Non-GAAP operating margins, respectively.

Moving forward, the performance component of the annual equity grant and the annual bonus will each be determined by one shared primary KPI related to growth, and one distinct secondary KPI. The Compensation Committee and Board of Directors determined that best practice supports maintaining separate secondary KPIs for long-term (for the performance component of the annual equity grant) and short-term (for the annual bonus) incentives, as this better aligns each vehicle with its intended purpose.

The secondary KPI will be selected by the Compensation Committee and Board of Directors at the appropriate time and will be designed to support the Company’s strategy at its then-current stage of development. Given the rapid pace of evolution in the work management and Al-powered productivity space, the Compensation Committee and Board of Directors believe retaining flexibility to identify the most relevant and robust metric — whether related to new product expansion, profitability, or other measures of shareholder value — is in the best interest of the Company and its shareholders.

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All KPIs will be approved annually by the Compensation Committee and Board of Directors. The target levels for any financial KPIs shall not be established below the Company’s publicly disclosed financial guidance.

The Compensation Committee and Board of Directors believe the Policy establishes a direct and transparent link between executive pay and shareholder value. Executives are rewarded for creating value through measurable results, while sharing directly in the gains and losses experienced by shareholders.

Principal Amendments

The proposed amendments to the current Policy are limited in scope and do not materially alter its substance or philosophy. The principal amendments are as follows:

(i) Duration: The term of the Policy is three years from the date of shareholder approval, consistent with the three-year renewal cycle required under the Companies Law for subsequent terms.

(ii) Ratio Between Fixed and Variable Compensation: The ratio set forth in Section 4.2 of the policy has been updated to 98% to strengthen pay-for-performance alignment by increasing the proportion of compensation tied to performance outcomes relative to the total compensation package, and to reflect the Company’s current compensation structure.

(iii) Equity Grant Caps: The annual equity grant caps applicable to Executive Officers under Section 14.2 of the Policy have been updated to reflect the Company’s growth since the adoption of the current Policy, and its compensation structure at the time of adoption. The Policy retains the existing framework under which the applicable cap for each Executive Officer is determined as a fixed dollar amount and a percentage of the Company’s issued and outstanding share capital at the time of grant (each of which operates as a separate ceiling that may not be exceeded), with separate thresholds applicable to the Co-CEOs and other Executive Officers, and with the percentage threshold further differentiated by whether the award includes an exercise price. Specifically, any equity award granted to an Executive Officer in any single year (excluding bonuses paid in equity in lieu of cash) is subject to the following limitations: (a) with respect to the Co-CEOs, (i) for awards without an exercise price (e.g., RSUs or PSUs), the number of shares subject to the award at the time of grant may not exceed 0.50% of the Company’s issued and outstanding share capital, (ii) for awards with an exercise price (e.g., options), such number may not exceed 1.0% of the Company’s issued and outstanding share capital and (iii) the dollar value of the award, on an “on-target” basis, may not exceed $13,650,000; and (b) with respect to any other Executive Officer, (i) for awards without an exercise price, the number of shares subject to the award at the time of grant may not exceed 0.375% of the Company’s issued and outstanding share capital, (ii) for awards with an exercise price, such number may not exceed 0.75% of the Company’s issued and outstanding share capital, and (iii) the dollar value of the award, on an “on-target” basis, may not exceed $10,000,000; in each case, any shares earned on account of overachievement may not exceed 200% of the on-target number of shares. The updated caps reflect the Compensation Committee and Board of Directors’ view that executive compensation should be calibrated to the Company’s operational scale, performance trajectory, and the competitive market for leadership talent — factors that do not always move in lockstep with share price at any given point in time.

2026 Proxy Statement - 23

(iv) Equity Award Terms: Section 14 of the Policy has been updated to refine the terms governing equity awards, including: (a) setting the minimum time-based vesting period for Executive Officers (other than non-employee directors) at three years, with the earliest vesting date for the Co-CEOs occurring no earlier than one year from the date of grant; (b) clarifying the methodology for setting the exercise price of options, which is determined in accordance with the Company’s policies, such that, where options are granted in lieu of RSUs for tax or regulatory reasons, the exercise price may be set at zero, in which case the number of options granted will equal the number of RSUs that would otherwise have been granted in respect of the same award, and in all other cases the exercise price shall equal the fair market value of the Company’s shares on the date of grant; and (c) providing that any repricing of equity awards will be subject to shareholder approval.

(v) Special Bonus: The cap on the special bonus that may be granted to an Executive Officer under Section 11.1 of the Policy has been reduced from 200% to 100% of the Executive Officer’s annual base salary, lowering the maximum special bonus opportunity available to Executive Officers.

(vi) Aggregate Limitation on Retirement and Termination Payments: The aggregate cap under Section 19 of the Policy, which limits total non-statutory retirement and termination payments to twenty-four (24) times an Executive Officer’s monthly pay, has been expanded to also capture payments made under Section 11.1 (special recognition in connection with retirement) and Section 22.4 (cash bonuses payable in connection with a change of control).

(vii) Clawback Policy: The “Clawback Policy” section of the Policy has been revised to ensure alignment with the existing Nasdaq-compliant clawback policy.

(viii) Mechanisms for Tax Withholding: The Policy has been revised to clarify the allowed mechanisms for satisfying tax withholding on Executive Officers’ and Directors’ equity-based compensation.

The Compensation Committee and Board of Directors are satisfied that the Policy, taken as a whole, reflects a compensation framework that is appropriate given the Company’s scale and stage of development supports the Company’s strategic objectives, and continues to align the interests of Executives with those of shareholders. All compensation ranges have been reviewed against current market data and are consistent with competitive practice.

Board of Directors Recommendation

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve monday.com Ltd.’s Compensation Policy for Executive Officers and Directors, dated August 6, 2026, in the form attached as Exhibit B to the Proxy Statement, dated as of July 2, 2026.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

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PROPOSAL NO. 3

APPROVAL OF THE CO-CHIEF EXECUTIVE OFFICER
COMPENSATION PACKAGE

Background

Since the Company’s IPO in June 2021, monday.com has grown significantly in revenue, scale, and product breadth, with Co-Chief Executive Officers, Roy Mann and Eran Zinman, leading the Company throughout.

monday.com believes having Co-CEOs reflects the complementary expertise of its two co-founders. Working in an integrated partnership since inception, the Co-CEOs jointly drive the Company’s strategic product vision and direction in balance with business growth, and collectively assume responsibilities that would otherwise be distributed across multiple senior roles, such as a President or COO. While they lead the Company’s strategy together, each Co-CEO brings a distinct area of focus that reinforces the other’s leadership. Roy Mann drives cutting-edge research and shapes the platform and ecosystem roadmap. Eran Zinman leads the Company’s business and go-to-market strategy, executive operations, and organizational execution. This structure — a deliberately lean C-suite with broad individual scope — is consistent with their hands-on, founder-led approach. For purposes of compensation benchmarking and investor analysis, while reflecting this breadth of responsibility, the Company and its advisors benchmark each Co-CEO’s compensation individually against the chief executive compensation of peer companies. The Company believes this approach provides an accurate and meaningful basis for comparison and that the Co-CEO structure, built on more than a decade of shared co-founder experience, provides the depth of leadership required to manage both the product and technical dimensions of the Company’s continued growth as an Al Work Platform company.

During this period of exceptional growth, Co-CEOs, Roy Mann and Eran Zinman, operated under a compensation framework that reflected their commitment to shareholder alignment, which resulted in each Co-CEO’s total compensation falling below the 25th percentile of the Company’s peer group.

According to Meridian’s April 2026 analysis on companies with a Co-CEO structure, the Company’s one-year and three-year revenue growth ranks at the 70th and 76th percentile of the peer group respectively, while its Co-CEO total compensation remains below the 25th percentile. The Compensation Committee and Board of Directors view this gap as material and determined that a phased correction to the market median by 2028 is both appropriate and necessary, to reflect the scope and impact of the Co-CEOs’ roles. Compensation is expected to remain within the market median range through 2029, consistent with the long-term commitment of the leadership team that has driven monday.com’s transformation from a single-product startup to an Al Work Platform.

Co-CEO Compensation Review and Methodology

Since the IPO, both Co-CEOs have operated under a framework that reflects their deliberate commitment to shareholder alignment. The framework imposed a 3% annual salary increase cap and fixed annual equity grants at $7 million each, regardless of the Company’s performance or market movement. Over five years, while monday.com’s annual revenue grew from $308 million to over $1 billion and the Company expanded into new product categories, Co-CEO compensation remained static relative to the market. This restraint was unusual, does not reflect market practices, and should be recognized as an outlier.

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The Compensation Committee and Board of Directors determined that, given the growth of the Company over the past five years, it is appropriate and necessary to modify prior outlier restrictions on the Co-CEO compensation package to promote the Co-CEOs’ retention while maintaining close alignment with shareholders.

The Compensation Committee and Board of Directors have determined that the proposed compensation package is structured to align a significant portion of Co-CEO compensation with shareholder interests and incentivize long-term shareholder value creation.

Central to this assessment is an understanding of how the Co-CEO structure operates in practice, and what the market tells us about how to compensate for it.

Co-CEO Structure and Compensation Rationale

The Co-CEO structure represents a purposeful and strategic evolution of the Company’s leadership team, established in 2021 prior to the IPO, to best support the Company’s scaled operations.

monday.com operates with a lean C-suite in which each Co-CEO carries more than a full CEO scope of responsibility. The Compensation Committee, under the guidance of Meridian, reviewed 24 companies operating with a Co-CEO structure. The analysis found that when both Co-CEOs are founders, the market standard is identical compensation for both — a practice followed by companies including Warby Parker, Monster Beverage, and BlackLine. The Compensation Committee structured the proposed compensation framework to be consistent with this standard.

On a per-Executive basis, the proposed compensation reaches the market median by 2028, which is a market-standard outcome. For purposes of benchmarking, each Co-CEO’s compensation is evaluated individually against chief executive compensation at peer companies. In aggregate, the combined package reflects two full CEO-scope roles, offset by a deliberately narrow C-suite structure that limits overall executive compensation spend.

In setting the compensation of the Co-CEOs, the Compensation Committee and Board of Directors considered, among other things, the following factors:

✔ the significant financial and strategic growth of the Company since 2012, under Roy Mann’s and Eran Zinman’s leadership, as more fully described in the “Business Overview” section above;

✔ the deliberately narrow executive leadership structure, in which each Co-CEO absorbs responsibilities typically distributed across multiple senior roles;

✔ the five-year period of self-imposed compensation restraint, during which each Co-CEO operated under a 3% annual salary cap and a fixed $7 million equity grant regardless of Company performance or market movement;

✔ the fact that each Co-CEOs’ total compensation is below the 25th percentile for chief executive officers within the Peer Group and broader market;

✔ the difficulty and cost of replacing founder-CEOs, and the potential impact on monday.com’s short- and long-term performance if either Co-CEO were to depart;

✔ the stability and long average tenure of the management team under the Co-CEOs’ leadership;

✔ Roy Mann’s and Eran Zinman’s unique expertise and profound knowledge of the Company and the industry;

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✔ benchmarking analysis of compensation paid to chief executive officers in the Peer Group and broader market as well as reviewing the proposed plan against the guidelines of leading proxy advisory firms, and;

✔ the heavily performance-linked nature of the Co-CEOs’ equity compensation, including awards that vest only upon the achievement of pre-established performance milestones, directly aligning their interests with those of the shareholders.

Proposed Compensation

Subject to shareholder approval, the Co-CEOs’ compensation terms will be updated as follows for the period 2027-2029. The proposed compensation package is a structured, phased correction designed to reach the market median by 2028 and maintain that positioning through 2029. This compensation package is consistent with the Policy and compensation philosophy described in Proposal No. 2 above.

Base Salary

The monthly salary cap is planned to be increased by 19% to NIS 110,000 (approximately US $37,415) in the first year (2027), and by an additional 5% per month in the second and third years to NIS 115,000 (approximately US $39,116) and NIS 120,000 (approximately US $40,816) in 2028 and 2029, respectively, unless a lesser amount is approved by the Compensation Committee and Board of Directors, with a target of approximately 85% of the 25th peer group percentile.

Annual Bonus

The annual bonus structure remains unchanged. Each Co-CEO is eligible for a target bonus of 100% of annual base salary (12 times monthly salary), with a maximum payout of 200% of annual base salary (24 times monthly salary) for above-target performance. Bonus eligibility is subject to the achievement of annual KPI targets set by the Compensation Committee and Board of Directors. Below-threshold performance results in no bonus. At threshold, a pro-rata portion of the target bonus of 100% of annual base salary will be earned on a straight line basis, in accordance with the Compensation Committee and Board of Directors’ determination.

Equity-Based Compensation

The annual equity grant will be increased to a target of the 50th peer group percentile by 2028. The equity award for each CEO will be capped in the first year (2027) at $9.5 million, in the second year (2028) at $13 million, and in the third year (2029) at $13.65 million. The proposed equity mix will shift from 70% performance component / 30% time-based component to 60% performance component / 40% time-based component, such that the mix is more in line with peers, and better balances time-based equity with performance-based equity. The performance-based awards payout cap will be increased from 100% to 200%, reflecting peer performance-based awards payout caps, and enabling compensation for the first time for above-target performance. The proposed 60/40 mix remains more performance-weighted than the peer median of 50/50, reflecting the Company’s continued commitment to a pay-for-performance structure. While the overachievement reward will be increased to 200%, this maximum payout will require exceptional outperformance, robust profitability, and substantial delivery of the Company’s strategic and financial goals. This enhancement aligns with the Company’s strict pay-for-performance philosophy, ensuring that maximum rewards are earned only when exceptional value is created for shareholders. To put this in context, over the past three years (2023, 2024, and 2025) the un-capped, formulaic earning rate on performance-based awards granted to the Co-CEOs averaged 113.5%, though their actual equity payouts were strictly limited by the prior 100% cap. This reflects strong performance, but confirms the proposed 200% cap would have applied conservatively under these historical conditions, providing a measured reward for clear outperformance.

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Severance

Each Co-CEO is entitled to 120 days’ advance notice upon termination or resignation. In the event of termination without Cause, whether or not in connection with an M&A Event, each Co-CEO is also entitled to a severance payment equal to 12 months of average monthly base salary for the fiscal year in which termination occurs.

Change in Control — Double-Trigger Acceleration

All unvested equity awards held by each Co-CEO are subject to double-trigger vesting acceleration. Upon an M&A Event, acceleration is triggered only if the Co-CEO’s employment is also terminated without Cause, or by the Co-CEO for Good Reason, within the period commencing three months prior to and ending 18 months following the closing of such event. “Good Reason” includes a material reduction in target cash compensation (25% or more), a material reduction in benefits, or a material demotion in responsibilities, subject in each case to a 30-day notice and cure period.

Projected Compensation Under the Proposed Plan

The following reflects the projected total compensation for each Co-CEO under the proposed plan, assuming target performance. These figures represent the target level only; actual payouts depend on annual performance against the Compensation Committee and Board of Directors-approved KPIs and overachievement.

	2027	2028	2029

Annual Equity Grant	$9.5 million	$13.0 million	$13.65 million

Total Compensation (each, at target)	$10.4 million	$13.9 million	$14.6 million

Market Position	25th - 50th	At 50th	At 50th

Board of Directors Recommendation

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve monday.com Ltd.’s Co-CEO Compensation Package, in the form attached as Exhibit C to the Proxy Statement, dated as of July 2, 2026.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

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PROPOSAL NO. 4

APPROVAL OF THE NON-EMPLOYEE DIRECTOR
COMPENSATION PACKAGE

Background

Under the Companies Law, the compensation terms of each Director, including equity-based compensation, must be approved by the Compensation Committee, the Board of Directors, and shareholders. The Company’s current Non-Employee Director Compensation Package (the “Current NED Package”) was approved in May 2021, to become effective as of the time of the Company’s IPO in June 2021 and has not been updated since that time.

The Compensation Committee and Board of Directors, with the assistance of Meridian, reviewed the Current NED Package against the compensation paid to non-employee directors at 19 peer companies. The analysis determined that the Current NED Package falls below the 50th percentile of the peer benchmark across most components. The sole purpose of the proposed amendments is to bring all components into alignment with the 50th percentile. Nothing in the proposed package is intended to exceed the market median.

The proposed Non-Employee Director Compensation Package (the “NED Package”) is consistent with the Policy and compensation philosophy described in Proposal No. 2.

NED Package — Principal Terms

The following sets out the principal components of the NED Package. All figures are in U.S. Dollars.

Cash Compensation

•	Board of Directors member $40,000; Board of Directors Chairperson $60,000; Lead Independent Director $45,000.

•	Committee chair fees: Audit $20,000; Compensation $15,000; Nominating & Corporate Governance, Corporate Responsibility & Sustainability, and any other standing committee $10,000 each.

•	Committee member fees: Audit $10,000; Compensation $8,000; Nominating & Corporate Governance, Corporate Responsibility & Sustainability, and any other standing committee $5,000 each.

•	No fees for ad-hoc committees; a chair receives the chair fee in lieu of the member fee; a Director in multiple roles may receive multiple fees but will not receive both chair and member fees for serving on the same committee.

Equity Compensation

•	Annual Grant: $200,000 fair market value; granted yearly upon the Board of Directors’ approval of second quarter financial statements in the third quarter of each year, (unless otherwise determined by the Board of Directors in its sole discretion); cliff-vests on the first anniversary. None in a Director’s welcome-grant year.
•	Welcome-Grant: $400,000 fair market value; within 90 days of initial appointment/election to the Board of Directors; vests in 12 equal quarterly installments over three years.
•	Double-trigger: unvested RSUs fully vest if an M&A Event occurs while serving and the directorship is terminated (other than by the Director) within 12 months after — or immediately before — closing.

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Principal Changes to the NED Package

•	Cash Retainer Increases: The annual base Board of Directors retainer and certain committee chair and member fees have been increased to align director compensation with prevailing market practice for the Company’s size and stage of development.
•	Equity Award Increases: The grant-date values of both the annual equity grant and the and the one-time welcome-grant have been increased, consistent with the same market-alignment objective.
•	Committee Renaming: The former “Environmental, Social and Corporate Governance Committee” has been renamed the “Corporate Responsibility and Sustainability Committee,” with conforming updates to the related chair and member fees.
•	Timing of the Annual Equity Grant: The annual equity grant is now tied to the Board of Directors’ approval of the Company’s second quarter financial statements and is made in the third quarter of the year, rather than in conjunction with management equity grants, providing a more predictable and governance-aligned grant cycle.
•	Clarifications: Clarifying text has been added to confirm that a Director may not receive both chair and member fees for service on the same committee.

The Compensation Committee and Board of Directors believe these adjustments are measured, market-aligned, and consistent with the compensation philosophy described in Proposal No. 2.

Board of Directors Recommendation

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve monday.com Ltd.’s Non-Employee Director Compensation Package, in the form attached as Exhibit D to the Proxy Statement, dated as of July 2, 2026.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

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PROPOSAL NO. 5

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD OF DIRECTORS
TO FIX THEIR REMUNERATION

Background

The Audit Committee and Board of Directors have approved the appointment of Brightman, Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accountants for the year ending December 31, 2026, subject to the approval of the Company’s shareholders.

The following table sets forth the total fees that were paid by the Company and its subsidiaries to the Company’s independent auditors, Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, in each of the previous two fiscal years:

	2025	(in thousands)	2024
Audit fees(1)	$830		$725
Audit-related fees	-		-
Tax fees(2)	76		65
All other fees(3)	66		-
Total	$972		$790

(1) “Audit fees” consist of professional services provided in connection with the audit of the Company’s annual consolidated financial statements and the review of unaudited quarterly consolidated financial statements.

(2) “Tax fees” consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

(3) “Other fees” relate to due diligence and other non-audit services.

The Audit Committee has adopted a pre-approval policy for the engagement of the Company’s independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of the Company’s auditors, the Audit Committee pre-approves each type of audit, audit-related, tax, and other permitted services, subject to the ability of the Audit Committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by the Company’s auditors in 2025 and 2024 were approved in accordance with its policy.

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Board of Directors Recommendation

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

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PRESENTATION AND DISCUSSION OF AUDITED
CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report including the audited consolidated financial statements for the year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://ir.monday.com/.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy card provided herewith and return it in the enclosed envelope, so that it is received by Broadridge no later than 11:59 p.m. ET on August 5, 2026, or received at our offices, to the attention of Ms. Shiran Nawi, Chief People and Legal Officer, no later than 8:00 a.m. (Israel time) on August 6, 2026. Alternatively, you may vote by telephone or over the internet in accordance with the instructions on your proxy card.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including information regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of the Company’s website at https://ir.monday.com/. Shareholders may download a copy of these documents without charge at https://ir.monday.com/.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Jeff Horing,

Chair of the Board of Directors

Tel Aviv, Israel

July 2, 2026

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Exhibit A:

Definitions of Business Key Performance Indicators

Annual Recurring Revenue

Annual Recurring Revenue (“ARR”) is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Net Dollar Retention Rate

Net Dollar Retention Rate (“NDR”) is calculated as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”) and dividing it into the ARR from these same customers as of the current period end (“Current Period ARR”). Current Period ARR includes the effect of any upsells, contractions, and attrition during the period. For the trailing 12-month calculation, a weighted average of the quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter is used.

Non-GAAP Financial Measures

The following table provides a reconciliation of non-GAAP operating income to GAAP operating loss for the year ended 2025:

Reconciliation of operating loss

GAAP operating loss	(1,748)

Share-based compensation	177,011
Non-GAAP operating income	175,263
GAAP operating margin	(0%)

Non-GAAP operating margin	14%

2026 Proxy Statement - A - 01

Compensation Policy for Executive Officers and Directors

Exhibit B

As Adopted on August 6, 2026

A. Overview and Objectives

1. Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of monday.com Ltd. (“monday” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of monday’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance monday’s value and otherwise assist monday to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to monday’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, monday’s Directors.

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as monday’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of monday (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2. Objectives

monday’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to monday’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, while embedding and modeling monday’s core values. To that end, this Policy is designed, among other things:

2.1       To closely align the interests of the Executive Officers with those of monday’s shareholders in order to enhance shareholder value;

2.2       To align a significant portion of the Executive Officers’ compensation with monday’s short and long-term goals and performance;

2.3       To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4       To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5       To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6       To maintain consistency in the way Executive Officers are compensated.

2026 Proxy Statement - B - 01

3. Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1       Base salary;

3.2       Benefits;

3.3       Cash bonuses;

3.4       Equity-based compensation;

3.5       Change of control provisions; and

3.6       Retirement and termination terms.

4. Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1       This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet monday’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2       The total annual target bonus and equity-based compensation of each Executive Officer shall not exceed 98% of such Executive Officer’s total compensation package for such year.

5. Inter-Company Compensation Ratio

5.1       In the process of drafting and updating this Policy, monday’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including Directors, and the average and median employer cost associated with the engagement of monday’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2       The possible ramifications of the Ratio on the daily working environment in monday were examined and will continue to be examined by monday from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in monday.

B. Base Salary and Benefits

6.  Base Salary

6.1       A base salary provides stable compensation to Executive Officers and allows monday to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2       Since a competitive base salary is essential to monday’s ability to attract and retain highly skilled professionals, monday will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in the global technology sectors which are as much as possible similar in their characteristics to monday, the list of which shall be reviewed and approved by the Compensation Committee. To that end, monday shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

2026 Proxy Statement - B - 02

6.3       The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7. Benefits

7.1       The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

•	7.1.1 Vacation days in accordance with market practice;

•	7.1.2 Sick days in accordance with market practice;

•	7.1.3 Convalescence pay according to applicable law;

•	7.1.4 Monthly remuneration for a study fund, as allowed by applicable law and with reference to monday’s practice and the practice in peer group companies (including contributions on bonus payments);

•	7.1.5 Contributions on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to monday’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

•	7.1.6 Contributions on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to monday’s policies and procedures and to the practice in peer group companies.

7.2       Non-lsraeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3       In events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visits, etc.

7.4       monday may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits,

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company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with monday’s policies and procedures.

C. Cash Bonuses

8. Annual Cash Bonuses - The Objective

8.1       Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with monday’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and/or operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2       An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in the case of newly hired Executive Officers, taking into account monday’s short- and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board (if required by law) shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in monday’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3       In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated), assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4       The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board (if required by law).

9. Annual Cash Bonuses - The Formula

Executive Officers other than monday’s CEO

9.1       The performance objectives for the annual cash bonus of monday’s Executive Officers, other than monday’s Chief Executive Officer, or Co-Chief Executive Officers (with respect to each of the forgoing, as applicable) (the “CEO”), may be approved by monday’s CEO (in lieu of the Compensation Committee) and may be based on Company, division and/or departmental and/or business unit, and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on actual financial and/or operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flows, and may further include divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to monday’s Executive Officers, other than monday’s CEO, on a discretionary basis.

2026 Proxy Statement - B - 04

9.2       The target annual cash bonus that an Executive Officer, other than monday’s CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3       The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than monday’s CEO, will be entitled to receive for any given fiscal year, will not exceed 200% of such Executive Officer’s annual base salary.

10. CEO

10.1     The annual cash bonus of monday’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by monday’s Compensation Committee (and, if required by law, by monday’s Board) and will be based on Company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which are based on actual financial and/or operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

10.2     The less significant part of the annual cash bonus granted to monday’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

10.3     The target annual cash bonus that monday’s CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

10.4     The maximum annual cash bonus including for overachievement performance that monday’s CEO will be entitled to receive for any given fiscal year, will not exceed 200% of his or her annual base salary.

11. Other Bonuses

11.1     Special Bonus. monday may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achievement of target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than monday’s CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 100% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash, and the fair market value of any such equity component of a Special Bonus shall be determined by multiplying the number of shares underlying the grant by the market price of monday’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

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11.2     Signing Bonus. monday may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than monday’s CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

11.3     Relocation/ Repatriation Bonus. monday may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation Bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

12. Compensation Recovery (“Clawback”)

12.1     In the event of an accounting restatement, monday shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

12.2     Nothing in this Section 12 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity-Based Compensation

13. The Objective

13.1     The equity-based compensation for monday’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of monday and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long-term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2     The equity-based compensation offered by monday is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, restricted share units (“RSUs”) share appreciation rights(“SARs”) or performance stock units (“PSUs”), in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

13.3     All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. (i) Grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least three years, or based on performance; and (ii) grants to non-employee directors shall vest based on time, gradually over a period of at least one year, or based on performance. The exercise price of options shall be determined in accordance with monday’s policies, the main terms of which shall be disclosed in the annual report of monday, or in any other filing required by law; provided, however that if options are granted in lieu of RSUs due to tax or regulatory considerations, the exercise price may be set at zero (0), in which case the number of options granted shall equal the number of RSUs that would otherwise have been granted in respect of the same award, and

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otherwise the exercise price shall be equal to the fair market value of the Company’s shares on the date of grant.

13.4     The terms of the awards may provide for the acceleration of vesting upon a change of control. Executive Officers and directors may also participate in monday’s employee stock purchase program (ESPP) according to its terms.

13.5     All other terms of the equity awards shall be in accordance with monday’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law, provided that repricing shall be subject to shareholder approval.

14. General Guidelines for the Grant of Awards

14.1     The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

14.2     In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 14.1 above. In any event, any such equity award granted for any single year (not including bonuses paid in equity in lieu of cash) shall not exceed the following limitations:

(a) With respect to the CEO:

(i) with respect to equity awards that do not include an exercise price (such as RSUs or PSUs), the number of shares subject to the award at the time of grant shall not exceed 0.50% of the issued and outstanding share capital of the Company; and

(ii) with respect to equity awards that include an exercise price, such as options, the number of shares subject to the award at the time of grant shall not exceed 1.0% of the issued and outstanding share capital of the Company; and

(iii) the maximum dollar value of the award, on an “on-target” basis, shall not exceed $13,650,000.

(b) With respect to any other Executive Officer:

(i) with respect to equity awards that do not include an exercise price (such as RSUs or PSUs), the number of shares subject to the award at the time of grant shall not exceed 0.375% of the issued and outstanding share capital of the Company; and

(ii) with respect to equity awards that include an exercise price, such as options, the number of shares subject to the award at the time of grant shall not exceed 0.75% of the issued and outstanding share capital of the Company; and

(iii) the maximum dollar value of the award, on an “on-target” basis, shall not exceed $10,000,000.

(c) Overachievement: Notwithstanding the foregoing, the maximum number of shares that may be earned on account of overachievement under any such equity-based compensation shall not exceed 200% of the number of shares representing the “on-target” level in respect thereof.

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14.3     For the purpose of Section 14.2 above, the fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of monday’s ordinary shares on or about the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

14.4     The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Compensation Committee and the Board from time to time.

E. Retirement and Termination of Service Arrangements

15. Advanced Notice Period

monday may provide an Executive Officer, other than monday’s CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement an advance notice of termination of up to six (6) months, and in the case of monday’s CEO up to twelve (12) months i during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

16. Adjustment Period

monday may provide an additional adjustment period of up to six (6) months to monday’s CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

17. Additional Retirement and Termination Benefits

monday may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

18. Non-Compete Grant

Upon termination of employment and subject to applicable law, monday may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with monday for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Compensation Committee and the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

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19. Limitation on Retirement and Termination of Service Arrangements

The total non-statutory payments under Sections 11.1 (in case of retirement) above, 15-18 above and Section 22.4 below for a given Executive Officer shall not exceed the Executive Officer’s monthly pay multiplied by twenty-four (24).

F. Exculpation, Indemnification and Insurance

20. Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

21. Insurance and Indemnification

21.1     monday may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Director or the Executive Officer, as provided in the indemnity agreement between such individuals and monday, all subject to applicable law and the Company’s articles of association. monday may adopt arrangements to secure such indemnification obligations to its directors and Executive Officers.

21.2     monday will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its Directors and Executive Officers as follows:

•	21.2.1 The limit of liability of the insurer shall not exceed the greater of $450 million or 50% of the Company’s shareholders’ equity, based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

•	21.2.2 The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board), which shall determine that the sums are reasonable considering monday’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it shall not materially affect the Company’s profitability, assets or liabilities.

21.3 Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), monday shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

•	21.3.1 The limit of liability of the insurer shall not exceed the greater of $450 million or 50% of the Company’s shareholders’ equity, based on the most recent financial statements of the Company at the time of approval of the Run-Off Policy by the Compensation Committee; and

•	21.3.2 The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board), which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

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•	21.4 monday may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

•	21.4.1 The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board), which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

22.     The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a change of control or, where applicable, in the event of a change of control in connection with which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

•	22.1 Acceleration of vesting of outstanding options or other equity-based awards;

•	22.2 Extension of the exercise period of equity-based grants for monday’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

•	22.3 Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment, or twelve (12) months in the case of the CEO (the “Additional Adjustment Period”). For avoidance of doubt, such Additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 15 and 16 of this Policy, but subject to the limitation set forth in Section 19 of this Policy.

•	22.4 A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in the case of an Executive Officer, and 250% in the case of monday’s CEO.

H. Board of Directors Compensation

23.     All of monday’s non-employee Board members may be entitled to an annual cash fee retainer of up to $75,000 (and up to $125,000 for the chairperson of monday’s Board or lead independent director), an annual committee membership fee retainer of up to $50,000, and an annual committee chairperson cash fee retainer of up to $70,000 (for the avoidance of doubt, the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

24.     The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

25.     Notwithstanding the provisions of Section 23 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other Directors and may be greater than the maximum amount allowed under Section 23.

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26.     Each non-employee member of monday’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed $500,000 in the case of a Director and $750,000 in the case of the lead independent director or the chairperson of monday’s Board. For this purpose, the fair market value of the equity-based compensation for the non-employee member of monday’s Board will be determined by multiplying the number of shares underlying the grant by the market price of monday’s ordinary shares on or about the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

27.     All other terms of the equity awards shall be in accordance with monday’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

28.     In addition, members of monday’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

29.     The compensation (and limitations) stated under Section H will not apply to Directors who serve as Executive Officers.

I. Miscellaneous

30.     Nothing in this Policy shall be deemed to grant to any of monday’s Executive Officers, employees, Directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require monday to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between monday and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

31.     An Immaterial Change in the Terms of Employment of an Executive Officer other than monday’s CEO may be approved by monday’s CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

32.     In the event that new regulations or amendments to law in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, monday may follow such new regulations or amendments to law, even if such new regulations are in contradiction to the compensation terms set forth herein.

This Policy is designed solely for the benefit of monday and none of the provisions thereof are intended to provide any rights or remedies to any person other than monday.

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monday.com

Co-Chief Executive Officer Compensation Package

Exhibit C

Co-Chief Executive Officer Compensation Package

For a period of three (3) years following the last day of the fiscal year in which this Compensation Package is adopted, each Co-Chief Executive Officer of monday.com Ltd (the “Company”) (each, a “CEO”) will be entitled to cash and equity compensation as follows:

Base Salary and Social Benefits

1. Monthly base salary of NIS 92,742 (the “Monthly Salary”).

2. The Monthly Salary of each CEO will be increased every January 1st, commencing as of January 1, 2027, unless, in each case, (i) otherwise waived by any CEO with respect to himself, or (ii) the Compensation Committee (the “Committee”) and the board of directors of the Company (the “Board”) determine, prior to such date, that an increase of a lesser amount shall apply for such year, as follows:

a. On January 1, 2027: by 19%;

b. On January 1, 2028: by 5%; and

c. On January 1, 2029: by 5%.

3. Social and other benefits as set forth in each CEO’s Employment Agreement as in effect as of the date hereof, and as may be amended to give effect to the terms set forth herein, and as may be amended or supplemented from time to time.

Cash Bonuses

1. Each of the CEOs will be entitled to an aggregate annual cash bonus (the “Target Bonus”) up to 100% of their annual base salary during the fiscal year for which such Target Bonus is paid (if paid) and up to 200% of annual base salary for overachievement (the “Maximum Target Bonus” and the gap between the Target Bonus to Maximum Target Bonus, the “Overachievement Bonus”), subject to the Company meeting the annual key performance indicators determined by the Committee and the Board (the “Annual KPIs”), with respect to the fiscal year for which the Target Bonus or the Overachievement Bonus may be paid.

2. The Target Bonus and Overachievement Bonus to be earned in each fiscal year shall be determined based on achievement of the Annual KPIs for such fiscal year with a minimum achievement threshold of 80% of the Annual KPIs of the Target Bonus, for such fiscal year, such that: (i) below 80% attainment - no Target Bonus or Overachievement Bonus will be earned; (ii) between 80% to 100% attainment - a pro-rata portion of the Target Bonus will be earned in accordance with a payout scale determined by the Committee and the Board; (iii) at 100% attainment - the full Target Bonus will be earned; (iv) above 100% to 200% attainment - the full Target Bonus and a pro-rata portion of the Overachievement Bonus will be earned, up to a 200% cap, in accordance with the overachievement payout scale determined by the Committee and the Board; and (v) above 200% attainment the - Maximum Target Bonus will be earned and no additional bonus above the Maximum Target Bonus will be earned.

3. The Target Bonus and the Overachievement Bonus, if earned (in part or in full) pursuant to the terms set forth above, will be paid annually on or about the March payroll upon approval of the Company’s audited financial statements with respect to any preceding year, and subject to the CEO remaining an employee or service provider of the Company or its affiliates, at the time such Target Bonus and/or Overachievement Bonus is paid.

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Equity Awards

1. Each of the CEOs will be entitled to an annual grant of equity awards, as follows:

a. For 2027: annual grant of equity awards in an aggregate value of up to $9,500,000;

b. For 2028: annual grant of equity awards in an aggregate value of up to $13,000,000;

c. For 2029: annual grant of equity awards in an aggregate value of up to $13,650,000 (collectively with 1(a), 1(b), and 1(c), the “Annual Equity Grants”).

2. Each Annual Equity Grant will be in the form of restricted share units, restricted shares (collectively “RSUs” ),options to purchase Ordinary Shares of the Company (“Options”), share appreciation rights (“SARs” and collectively with the Options and RSUs, the “Awards”), or any combination of Options, RSUs and SARs, and calculated based on either, Black-Scholes valuation methodology for Options, acceptable valuation practices for SARs, and fair market value at or about the date of grant for RSUs, in each case as determined by the Committee and the Board.

3. The exercise price of Options shall be determined in accordance with the Company’s policies, provided, however, that if options are granted in lieu of RSUs due to tax or regulatory considerations, the exercise price may be set at zero (0), in which case the number of options granted shall equal the number of RSUs that would otherwise have been granted in respect of the same award, and otherwise the exercise price shall be equal to the fair market value of the Company’s shares on the date of grant.

4. The Annual Equity Grants will be granted, as follows:

a. The “Performance Component” will constitute 60% of any Annual Equity Grant; provided, however, that subject to overachievement, each CEO may earn up to 200% of the Performance Component (the “Maximum Performance Awards” and the gap between the Performance Component to the Maximum Performance Awards, the “Overachievement Performance Awards”). The Performance Component and the Overachievement Performance Awards will be earned subject to achievement by the Company of annual key performance indicators determined by the Committee and Board (the “Performance Equity KPIs”), with respect to any fiscal year for which the Performance Component and Overachievement Performance Awards, may be earned.

b. The Performance Component and the Overachievement Performance Awards to be earned in each fiscal year shall be determined based on achievement of the Performance Equity KPls for such fiscal year with a minimum achievement threshold of 80% of the Performance Equity KPIs for the Performance Component, for such fiscal year, such that: (i) below 80% attainment - no portion of the Performance Component or the Overachievement Performance Awards will be earned; (ii) between 80% and 100% attainment - a pro-rata portion of the Performance Component will be earned, in accordance with a payout scale determined by the Committee and the Board; (iii) at 100% attainment - the full Performance Component will be earned; (iv) above 100% and up to 200% attainment - the full Performance Component and a pro-rata portion of the Overachievement Performance Awards will be earned, up to a 200% cap, in accordance with the overachievement payout scale determined by the Committee and the Board; and (v) above 200% attainment - the Maximum Performance Awards will be earned, and no additional equity above the Maximum Performance Awards will be earned.

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c. The remaining 40% of any Annual Equity Grant (the “Time-Based Component”) shall be granted, together with the Performance Component and Overachievement Performance Awards, and subject to a time-based vesting schedule as set forth in Section 5 below.

5. The Awards (as defined below) underlying the Annual Equity Grants will be subject to vesting as follows:

a. Performance Component Vesting - 25% of the earned Awards underlying the Performance Component and Overachievement Performance Awards, shall vest upon approval of the Committee and the Board of the attainment of the Performance Equity KPIs, per the financial and/or operational results (as the case may be) of the respective fiscal year, and if determined prior to 1-year from the date of grant, then upon such 1-year from the date of grant. Additional installments of 6.25% each, of the earned Awards shall vest at each subsequent three-month period thereafter over the course of the following three years, provided that the CEO remains an employee or service provider of the Company or its affiliates, continuously throughout such vesting dates.

b. Time-Based Component Vesting - 25% of the Awards underlying the Time-Based Component shall vest on the first anniversary of the grant date, and additional instalments of 6.25% each, of such Awards shall vest at each subsequent three-month period thereafter over the course of the following three years, provided that the CEO remains an employee or service provider of the Company or its affiliates, continuously throughout such vesting dates.

6. Each Annual Equity Grant will be made pursuant to the Company’s existing or future equity plan (as may be adopted by the Company), and subject to any applicable law, and will be subject to each of the CEO executing and delivering a customary Award Agreement as may be approved from time to time by the Committee and the Board.

7. Each Award shall be subject to a double-trigger acceleration, in accordance with the terms set forth in Appendix A attached hereto.

Severance

1. Each CEO’s advanced notice period for termination or resignation shall be 120 days.

2. Upon (i) termination of employment of a CEO in connection with an M&A Event, as also further elaborated in Appendix A attached hereto; or (ii) termination of employment of a CEO, by the Company, other than for Cause (as defined in his employment agreement), such CEO shall be entitled, in addition to the advance period notice, to a severance payment in an amount equal to 12 times the average Monthly Salary during the fiscal year in which the termination took place.

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Non-Employee Director Compensation Package

Exhibit D

Non-Employee Director Compensation Package

The non-employee members of the board of directors (the “Board”) of monday.com Ltd. (the “Company”) will be entitled to cash and equity compensation as follows:

Cash Compensation

1. An annual cash payment of $40,000.

2. The Chairperson of the Board will be entitled to an annual cash payment of $60,000.

3. A Lead Independent Director (if one is appointed by the Board) will be entitled to an annual cash payment of $45,000.

4. (i) The Chair of the Audit Committee will be entitled to an annual cash payment of $20,000, (ii) the Chair of the Compensation Committee will be entitled to an annual cash payment of $15,000, (iii) the Chair of the Nominating and Corporate Governance Committee will be entitled to an annual cash payment of $10,000, (iv) the Chair of the Corporate Responsibility and Sustainability Committee will be entitled to an annual cash payment of $ 10,000, and (v) the Chair of any other standing committee of the Board that may be established from time to time will be entitled to an annual cash payment of $10,000. No cash payment will be due to the Chair of any ad-hoc committees established by the Board.

5. (i) Each member of the Audit Committee will be entitled to an annual cash payment of $10,000, (ii) each member of the Compensation Committee will be entitled to an annual cash payment of $8,000, (iii) each member of the Nominating and Corporate Governance Committee will be entitled to an annual cash payment of $5,000, (iv) each member of the Corporate Responsibility and Sustainability Committee will be entitled to an annual cash payment of $5,000, and (v) each member of any other standing committee of the Board that may be established from time to time will be entitled to an annual cash payment of $5,000, in each case under sub-clauses (i) through (v), other than the Chair of the respective committee who will be entitled to the annual cash payment set forth in Section 4 above. No cash payment will be due to the members of any ad-hoc committees established by the Board.

6. Other than as provided above with respect to committee membership/committee chair fees or Board membership/Board chair fees, an individual may receive more than one of the cash payments described above as a result of serving in multiple roles; provided, however, that in no case will an individual receive fees both as a chair and a member of the Board and/or any committee.

The cash payments described in Sections 1 through 5 above are referred to herein collectively as the “Cash Fees.”

7. All Cash Fees will be paid in four installments in arrears on a quarterly basis, within 30 days of the end of each fiscal quarter.

8. The Cash Fees set forth above are based on a full fiscal year of services with respect to the positions for which such Cash Fees are payable, and if a Board member has not held the relevant position through the end of a given fiscal quarter, the Cash Fee for such fiscal quarter will be reduced proportionately.

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Equity Awards

1. Each non-employee Board member will be entitled to receive restricted share units of the Company (“RSUs”), as follows:

a. an annual grant of time-based RSUs having a fair market value calculated as of the date of grant of $200,000 (the “Annual Equity Grant”); and

b. a one-time grant of time-based RSUs having a fair market value calculated as of the date of grant $400,000 (the “Welcome Equity Grant”).

c. The fair market value will be determined by multiplying the number of shares underlying the grant by the market price of monday’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

2. The Annual Equity Grant will be granted to the Board members once a year, upon the Board’s approval of the Company’s second quarter financial statements, and will be made in the third quarter of the year, unless otherwise determined by the Board in its sole discretion.

3. The RSUs granted as part of each Annual Equity Grant will be subject to vesting such that all such RSUs will vest on the first anniversary of the date on which such RSUs were granted. No non-employee Board member will be entitled to an Annual Equity Grant with respect to the fiscal year in which such non-employee Board member received a Welcome Equity Grant.

4. The Welcome Equity Grant will be granted to each member of the Board within 90 days of the date of the initial appointment or election of such member to the Board.

5. The RSUs granted as part of the Welcome Equity Grant will vest in twelve (12) equal quarterly installments over a three-year period following the grant thereof.

6. The Annual Equity Grant and the Welcome Equity Grant will be made pursuant to the Equity Plan and will be subject to the Board member executing and delivering a customary Award Agreement as may be approved from time to time by the Board or a committee established or appointed by the Board to administer the Equity Plan.

7. The RSUs will be subject to a double-trigger acceleration upon an M&A Event, in accordance with the terms set forth in Appendix A attached hereto.

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Appendix A

Double-Trigger Acceleration Provision

In the event that prior to the completion of the vesting of any RSUs,

a. an Acquisition or Asset Transfer (collectively, “M&A Event”) shall occur while the non-employee Board member is serving as a member of the Board, and, in addition,

b. such engagement shall be terminated (other than by such non-employee Board member), immediately prior to the closing of such M&A Event or within a period of no more than twelve (12) consecutive months following the closing date of such M&A Event, then, subject to Section 24 of the Equity Plan (or any other equivalent section relating to Section 409A of the U.S Internal Revenue Code of 1986, as amended, as may be included therein), immediately upon the occurrence of such cumulative events, all of the non-employee Board member’s unvested RSUs (or substitute equity awards granted in exchange for such unvested RSUs in a successor company) shall become fully vested and exercisable.

The following definitions shall apply:

“Acquisition” shall mean

a. any consolidation, merger or reorganization of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company, immediately prior to such consolidation, merger or reorganization own less than 50% of the voting power of the surviving entity (or in the event stock or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; or

b. any transaction or series of related transactions to which the Company is a party, in which all or substantially all of the Company’s outstanding share capital is transferred to any entity or person;

provided that an Acquisition shall not include (i) a public offering in a stock exchange; (ii) any consolidation, merger or reorganization effected exclusively to change the domicile of the Company; or (iii) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

“Asset Transfer” means the sale, lease, exclusive license, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, or any exclusive license of material intellectual property of the Company, except where such sale, lease, transfer, other disposition or exclusive license is to a wholly owned subsidiary of the Company.

2026 Proxy Statement - D - 03